

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-Mail
Daniel W. Hollis
Chief Executive Officer
Dutch Gold Resources, Inc.
3500 Lenox Road, Suite 1500
Atlanta, Georgia 30326

> **Re: Dutch Gold Resources, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 19, 2011**
> **File No. 333-72163**

Dear Mr. Hollis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Peter Campitiello, Esq.
     Tarter Krinsky & Drogin LLP